FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Result of Notes Tender Offer	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the Significant Event filed by Telefónica, S.A. (“Telefónica”) on March 14, 2013 (the “Initial Notice”), Telefónica reports that, on March 27, 2013, 605,050,000 euros of notes corresponding to the instrument due March 26, 2021, issued by Telefónica Emisiones S.A.U. and guaranteed by Telefónica on March 27, 2013 (ISIN Code XS0907289978), will be exchanged on the same date for:

•	407,150,000 euros of notes, with a coupon of 3.406%, and maturity date on March 24, 2015 (ISIN code XS0494547168) and

•	197,900,000 euros of notes, with a coupon of 4.967%, and maturity date on February 3, 2016 (ISIN code XS0696856847).

all of them issued by Telefónica Emisiones, S.A.U. with the irrevocable and unconditional guarantee of Telefónica (the “Exchange”). Barclays Bank plc has accepted to acquire the aforementioned notes in accordance with the terms and conditions set forth in the Barclays Tender Offer Memorandum dated March 14, 2013 to which the Initial Notice refers.

Additionally, Telefónica reports that there will be no exchange of any note issued under the 1,500,000,000 euro Issue, with a coupon of 5.496%, and maturity date on April 1, 2016 (ISIN code XS0419264063).

Following the execution of the Exchange, all the notes acquired will be amortized and cancelled and therefore, the outstanding amount of the issues will be:

•	992,850,000 euro notes with maturity March 24, 2015 (ISIN code XS0494547168)

•	802,100,000 euro notes with maturity February 3, 2016 (ISIN code XS0696856847)

Furthermore, and with regard to the tender offer launched by Telefónica Emisiones, S.A.U. (informed by the aforementioned Initial Notice), to holders of its Notes of 500,000,000 sterling pound instrument, with a coupon of 5.888% and maturity date January 31, 2014 (ISIN XS0279928385), Telefonica informs that it has the intention to acquire 204,200,000 sterling pounds of such notes in the terms and conditions set forth in the Telefónica Tender Offer Memorandum dated March 14, 2013, mentioned in the Initial Notice.

After the purchase, the notes acquired will be amortized and canceled, so the outstanding amount of the issue will be 295,800,000 sterling pounds.

The settlement of this operation is expected to take place on March 26, 2013, as stated in the tender offer memorandum.

Madrid, March 22, 2013.

DISCLAIMER

“This announcement is neither an offer to sell nor a solicitation of an offer to buy any of the securities referred to herein and shall not constitute an offer, solicitation nor sale in any jurisdiction in which such offer, solicitation or sale is unlawful -including but not limited to the United States, Australia, Canada or Japan-.

The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the Securities Act and in accordance with applicable state securities laws.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date:	March 22nd , 2013	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
			Name:	Ramiro Sánchez de Lerín García-Ovies
			Title:	General Secretary and Secretary to the Board of Directors